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                              February 26, 2024

       Eyal Peso
       Chief Executive Officer
       Gauzy Ltd.
       14 Hathiya Street
       Tel Aviv 6816914, Israel

                                                        Re: Gauzy Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
13, 2024
                                                            CIK No. 0001781446

       Dear Eyal Peso:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 11, 2024 letter.

       Amendment No. 2 to Draft Registration on Form F-1

       Risk Factors
       Any significant disruption to our production lines or the failure of our facilities.., page 33

   1. We note your disclosure that you have experienced safety incidents "from time to time." Please update
this risk factor if safety incidents have materially impacted your operations or financial
condition.
 Eyal Peso
FirstName
Gauzy Ltd.LastNameEyal Peso
Comapany26,
February  NameGauzy
            2024     Ltd.
February
Page 2 26, 2024 Page 2
FirstName LastName
Revenue Backlog, page 78

2. We note the significant increase in your revenue backlog as of the nine months ended
         September 30, 2023. You define revenue backlog as booked orders based on purchase orders or hard commitments that have not been shipped yet or have been shipped but not yet recognized as revenue. To help us better understand your disclosure, please revise to disclose whether any of the hard commitments included in the estimated backlog have a duration longer than one year. Please also clarify how much of the disclosed backlog is also reflected in deferred revenue.
General

3.       Please remove the footnote on page 17.
       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing